As filed with the Securities and Exchange Commission on November 13, 2009

Registration No. 333-155681

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 4 TO

FORM S-3

ON

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GEORESOURCES, INC.

(Exact name of Registrant as specified in its charter)

Colorado	84-0505444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

(281) 537-9920

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Frank A. Lodzinski, Chief Executive Officer

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

(281) 537-9920

(Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of all communications to:

Reid A. Godbolt, Esq.

Jones & Keller, P.C.

World Trade Center

1625 Broadway, 16th Floor

Denver, Colorado 80202

Telephone: (303) 573-1600

Facsimile: (303) 573-0769

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this post-effective amendment to this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check, the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check, the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☑

Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐

This filing constitutes a post-effective amendment to the registration statement on Form S-3 (File No. 333-155681), which was declared effective on February 5, 2009. This post-effective amendment shall hereafter become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

We initially registered on Form S-3 (File No. 333-155681) the possible sale of up to $100 million of our securities including our common stock, preferred stock, depositary shares, debt securities and warrants. Due to the late filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, under applicable Securities and Exchange Commission rules we no longer qualify for the use of a registration statement on Form S-3. To assure that our securities may be sold pursuant to an effective registration statement, we have filed post-effective amendments on Form S-1 to this registration statement. The preliminary supplemental prospectus herein relates to an offering of common stock pursuant to this registration statement.

The information in this supplemental prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This supplemental prospectus and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is prohibited.

SUBJECT TO COMPLETION DATED NOVEMBER 13, 2009

PRELIMINARY SUPPLEMENTAL PROSPECTUS

(To prospectus dated November 12, 2009)

3,000,000 Shares

Common Stock

We are offering 3,000,000 shares of our common stock.

Our common stock is quoted on The NASDAQ Global Market under the symbol “GEOI.” On November 12, 2009, the last reported sale price of our common stock on The NASDAQ Global Market was $11.66 per share.

Investing in our common stock involves risk. You should carefully consider the risks which we have described under the section captioned “Risk Factors” in this supplemental prospectus on page S-11 before buying shares of our common stock.

	Per share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds to us (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to 450,000 additional shares of our common stock at the public offering price, less the underwriting discount, solely to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock on or about                     , 2009.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this supplemental prospectus or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running and Lead Manager

SMH Capital Inc.

Co-Lead Manager

Rodman & Renshaw

Co-Manager

C.K. Cooper & Company

The date of this prospectus is                     , 2009

S-i

ABOUT THIS SUPPLEMENTAL PROSPECTUS

AND THE PROSPECTUS

This document is in two parts. The first part is this supplemental prospectus, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and documents incorporated by reference herein. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read this entire supplemental prospectus, as well as the accompanying prospectus and the documents incorporated by reference herein that are described under “Where You Can Find More Information” and “Incorporation by Reference.” To the extent there is a conflict between the information contained in this supplemental prospectus and the accompanying prospectus or any document incorporated by reference herein, you should rely on the information contained in this supplemental prospectus.

You should rely only on the information contained in this supplemental prospectus, the accompanying prospectus and the documents we incorporate by reference. We have not and the underwriters have not authorized any other person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not and the underwriters are not making any offer to sell these securities in any jurisdiction where the offer to sell is not permitted. You should not assume that the information we have included in this supplemental prospectus and the accompanying prospectus is accurate as of any date other than the date hereof or thereof respectively, or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

All references in this supplemental prospectus to “we,” “our,” “us,” or “GeoResources” refer to GeoResources, Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires. Except as otherwise indicated, the information in this supplemental prospectus assumes that the underwriters do not exercise their option to purchase additional shares to cover over-allotments.

S-ii

SUMMARY

This summary contains basic information about us and this offering. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read this supplemental prospectus, the accompanying prospectus and the documents incorporated by reference herein, including the financial statements and the notes thereto, for a more complete understanding of our business. You should pay special attention to the “Risk Factors” section beginning on page S-11 of this supplemental prospectus, as well as the risk factors described in our 2008 Annual Report on Form 10-K/A and in our Form 10-Q for the period ended September 30, 2009, before making an investment decision.

Company Overview

We acquire, develop and produce crude oil and natural gas in the Southwest, Gulf Coast and Williston Basin regions of the United States through purchases of reserves, re-engineering of properties, development drilling and exploration. Our management and technical staff have extensive operational, geological, geophysical and engineering expertise in our areas of operation. Our executive management team also has extensive oil and gas administrative, financial and acquisition and divestiture-related experience.

We pursue a value-driven growth strategy to enhance shareholder value. We believe our strategy effectively manages the risks associated with oil and gas operations while providing significant upside potential in relation to reserves, production and cash flow growth. In implementing our business strategy, we acquire reserves through asset or corporate acquisitions and mergers; expand our acreage and prospect inventory by internally generating new prospects as well as participating with other operators on select prospects; engage in comprehensive field re-engineering on existing acreage; conduct development, exploitation and exploration activities on existing properties; and divest assets from time to time in order to high-grade our property portfolio.

On April 17, 2007, we merged with Southern Bay Oil & Gas, L.P. and a subsidiary of Chandler Energy, LLC, and acquired certain Chandler-associated oil and gas properties (collectively, the “Merger”). At the time of the Merger, the former Southern Bay partners received approximately 57% of our outstanding common stock, thus acquiring control of us. Although we were the legal acquirer in the Merger, for financial reporting purposes the Merger was accounted for as a reverse acquisition of us by Southern Bay and an acquisition of Chandler and its associated properties. In connection with the Merger, officers and directors affiliated with Southern Bay and Chandler were appointed to most of our board seats and executive officer positions. During the remainder of 2007 and 2008, management transformed our company from a small regional North Dakota-based operator to a full scale exploration and production operator in multiple basins.

At December 31, 2008, on a pro forma basis giving effect to our acquisition of oil and gas properties effective May 1, 2009 as if it had occurred on January 1, 2008, we had estimated net proved reserves, through direct ownership and partnership interests of which we are general partner, of 20.4 MMBoe. Year-end reserves were comprised of 9.0 MMBbls of oil (44%) and 68.4 Bcf of natural gas (56%), which were approximately 78% developed. The estimated PV-10% of these proved reserves at December 31, 2008, on a pro forma basis giving effect to our acquisition of oil and gas properties effective May 1, 2009 as if it had occurred on January 1, 2008, was $211.2 million and the pro forma standardized measure of discounted future net cash flows was $165.1 million. See “Summary Reserve Data” below for a reconciliation of our PV-10% to our standardized measure of discounted future net cash flows.

At December 31, 2008, we had leasehold interests in 269,336 gross (112,289 net) developed acres and 153,880 gross (84,162 net) acres primarily in seven states, and owned 456.0 gross (259.2 net) producing oil wells and 470.0 gross (130.8 net) gas wells. Our average working interest in our properties at December 31, 2008 was

42%. For more information regarding our operations and assets, see “Item 2. Properties” in our 2008 Annual Report on Form 10-K/A, which is incorporated herein by reference.

Effective May 1, 2009, we acquired additional working interests in 68 producing wells in Giddings Field, located in Grimes County, Texas and nearby counties for $48.4 million, from a limited partnership of which we are the general partner. Our partnership sharing ratio increased from 2% to 30% and our direct working interest in the properties, which we operate, increased from 7% to between 34% and 37%. The December 31, 2008 estimated PV-10% of the purchased reserves was $40.9 million and the standardized measure of discounted future net cash flows was $32.9 million. The acquired interests totaled an estimated 23.6 Bcfe of proved reserves at December 31, 2008, which were 96% natural gas and natural gas liquids and 73% developed. See our Current Report on Form 8-K/A dated May 29, 2009 filed with the SEC on July 24, 2009, which is incorporated herein by reference. Also, effective May 1, 2009, we acquired a 15% interest in approximately 60,000 net acres and 15% of varying working interests in 59 producing wells in the Bakken Shale trend of the Williston Basin for $10.4 million. As a result, we increased our working interests in this area to a range from 10% to 18% in approximately 100,000 gross acres.

For the quarter ended September 30, 2009, our production averaged 5,344 Boe/d, which was 43% oil and 57% natural gas, net to our interests in all of our properties.

Description of Noteworthy Properties

We are the operator of properties containing over 80% of our oil and gas reserves. As operator we are able to directly influence production, development and production operations. We are selective in participating in non-operated properties and these participations are dependent on the technical and economic nature of the projects and expertise and financial standings of the operators. The following is a description of certain of our noteworthy operated and non-operated producing oil and gas properties. We believe that many of our fields have significant exploitation and exploration upside potential.

Bakken Trend, Williston Basin – Our Williston Basin, Bakken Trend properties are located in Mountrail County and the adjacent counties of North Dakota. We presently have working interests in about 106,000 gross acres, 69,000 of which are located in Mountrail County. Our principal drilling activities are conducted through a joint venture with Slawson Exploration Company, but we also participate in this area with several other operators. We have varying working interests in the properties ranging from 10% to 18%. To date, 34 joint venture wells have been drilled by Slawson and we also have nominal interests in over 125 wells that are producing or are in various stages of completion with other operators. For the quarter ended September 30, 2009, the production net to our interest was approximately 400 Boe/d (97% oil). At present, Slawson is drilling wells in the area under our joint venture using three drilling rigs.

Starbuck Madison Unit and Southwest Starbuck Field – These properties are located in Bottineau County, North Dakota. The Starbuck Madison Unit has been unitized and water-flood operations are underway. This unit includes 14 gross producing wells producing from the Mississippian Madison interval and six active injection wells. We operate the unit and have an average working interest of 96% and an average net revenue interest of 81%. We also have successfully unitized the Southwest Starbuck Field which includes 560 gross acres. In this field, we have a 98% working interest, a 75% net revenue interest and have completed the initial phase of water flood operations in connection with phase two of the larger Starbuck Madison Unit. For the quarter ended September 30, 2009, the production net to our interest from these two units was approximately 50 Boe/d (100% oil).

Williston Basin Fields – We also operate additional fields in Montana and North Dakota, namely the Fairview, Fort Gilbert and Mondak fields of Richland County, Montana along with Landa, Northeast Landa,

Sherman and Wayne fields in Bottineau County, North Dakota. The Richland County fields are comprised of 11 gross producing wells from the Mission Canyon interval through the Red River interval. We have an average working interest of 68% with a 58% net revenue interest in these fields. The Sherman/Wayne fields consist of 19 gross producing wells, which produce from the Mississippian Wayne interval. We have an average working interest in the fields of 80%, with an average net revenue interest of 70%. The Landa/Northeast Landa area has 14 gross producing wells from the Spearfish and Madison intervals. We have a 92% average working interest and a 78% net revenue interest in these wells. For the quarter ended September 30, 2009, the production net to our interest in these Williston Basin Fields, excluding the Bakken and Starbuck areas, was approximately 310 Boe/d (98% oil).

Giddings Field – Our Giddings Field properties are located in Brazos, Burleson, Fayette, Grimes, Lee, Montgomery and Washington Counties, Texas. We operate all of these properties, which consist of 69 gross wells that are producing from the Cretaceous Austin Chalk interval. All of the wells are horizontal producers that initially flow at high rates and subsequently produce through rod pumps, compression, and other production methods. We have an average direct working interest of 35% and a net revenue interest of 27% in this field. However, in Grimes County, where the majority of production and development occurs, we have an average direct working interest of 37% and average net revenue interest of 30%. In addition, we are the general partner and 30% owner of a limited partnership that owns an average 56% working interest with an average 43% net revenue interest in the Giddings Field. Our acreage position is 35,804 net acres, with approximately 29,406 net acres held directly and approximately 6,398 net acres held through our interest in the limited partnership. In November 2009, we re-commenced our drilling operations in the Austin Chalk Formation in Grimes County. For the quarter ended September 30, 2009, the production net to our interest in the Giddings Field was approximately 2,560 Boe/d (2% oil). An additional 950 Boe/d (2% oil) was attributable to our share of the limited partnership.

South Texas – Our south Texas fields include Odem field, located in San Patricio County; Driscoll field, located in Duval County; and Chittim Ranch field, located in Maverick County. Productive formations include the Frio/Miocene, Jackson/Yegua and Glen Rose intervals. The fields produce with the aid of rod pumps, gas lift and low pressure gathering systems. We operate these fields and our working interests in them range from 44% to 98% and our net revenue interests range from 35% to 86%. For the quarter ended September 30, 2009, the production net to our interest in these fields was approximately 500 Boe/d (39% oil).

West Texas and New Mexico – Our west Texas and New Mexico fields include our Harris field, located in Gaines County, Texas; our MAK field, located in Andrews County, Texas, and other fields located in Eddy and Lea Counties, New Mexico. Productive formations include the San Andres, Spraberry, Seven Rivers, Queen and Grayburg intervals. The fields produce with the aid of rod pumps. We operate these fields and our working interests in them range from 68% to 100% and our net revenue interests range from 52% to 78%. For the quarter ended September 30, 2009, the production net to our interests from these properties was approximately 250 Boe/d (78% oil).

Eloi Bay Field Complex – Our Eloi Bay complex is located in Louisiana state waters offshore St. Bernard Parish, Louisiana in 5 to 10 feet of water. This non-operated complex has 46 gross producing wells. Our working interests in these wells vary between 12% and 50%. Across the complex as a whole, our average working interest is 46% and our average net revenue interest is 39%. For the quarter ended September 30, 2009, the production net to our interests in the complex was approximately 390 Boe/d (100% oil).

Quarantine Bay Field – Our Quarantine Bay Field is located in Louisiana State waters offshore Plaquemines Parish, Louisiana in 6 to 15 feet of water. This non-operated field has 31 gross producing wells completed above 10,500 feet depth. All of the wells produce with the aid of gas lift equipment. We have an average working interest in these wells of 7% and an average net revenue interest of 5%. However, we have a 33% working interest in the acreage below 10,500 feet depth, the rights for which are held by production, which we believe has exploration potential. For the quarter ended September 30, 2009, the production net to our interest in this field was approximately 50 Boe/d (100% oil).

St. Martinville Field – Our St. Martinville Field is located in St. Martin Parish, Louisiana. The field consists of 16 gross producing wells, which produce from numerous Miocene sand intervals. The wells are on rod-pump or electric submersible pumps. We operate the field and have an average working interest of 97%. We own the majority of the minerals resulting in a net revenue interest of approximately 91%. We are currently conducting a 3-D seismic survey over this field. For the quarter ended September 30, 2009, the production net to our interest in this field was approximately 230 Boe/d (100% oil).

Our Business Strategy

We create value by acquiring, discovering and developing oil and gas reserves through a value-driven growth strategy which includes property acquisitions, development, exploitation, exploration, cost control and asset rationalization. In addition, we seek to mitigate price volatility through commodity price hedging. In implementing our strategy, we seek to:

•	Acquire oil and gas properties which we believe have significant producing reserves and development and exploration potential;

•	Create value by purchasing assets during market downturns;

•	Drill proved and non-proved reserves to enhance value;

•	Focus on areas with development and exploitation potential;

•	Implement re-engineering and development programs within existing fields to extend field life, increase proved reserves, lower per unit costs, and enhance economics;

•	Pursue exploration prospects on both new and existing properties;

•	Solicit partners on a promoted basis to reduce risk on certain exploration prospects;

•	Operate as efficiently as possible by focusing on minimizing development, production and general and administrative expenses;

•	Pursue promoted partner positions in certain areas to reduce costs and generate operating fees; and

•	Selectively divest assets to upgrade our property portfolio and maximize returns for our investors.

We believe our strategy is appropriate because it:

•	Addresses multiple risks of oil and gas operations while providing shareholders with significant upside potential;

•	Results in “staying-power,” which management believes is essential to mitigate the adverse impacts of volatile commodity prices and financial markets; and

•	Is a strategy employed successfully in prior entities formed, acquired and operated by management.

In addition, our strategy is complemented by management’s commitment to:

•	Maintain a fundamentally sound capital structure that provides us with a low cost of capital;

•	Control capital, operating and administrative costs;

•	Hedge a portion of total production to provide a foundation of predictable cash flows to support development and exploration activities;

•	Divest non-core assets to high-grade our portfolio of properties; and

•	Promote industry and institutional partners into projects to manage risk and lower net finding and development costs.

Our Strengths

•

Experienced management team and technical staff with significant ownership stake. Our executive management team has an average of over 30 years of industry experience and has a successful track record of creating value for investors in previous companies. Our team has extensive experience in acquiring, assembling, developing, operating and selling oil and gas properties in our areas of operation. Our technical staff has specific, recognized expertise in each area of our operations. Our management team, Board of Directors and their affiliates own 53.5% of our common stock.

•

Strong asset base. Our assets are diverse and strategically located in the Southwest, Gulf Coast and Williston Basin regions of the United States. We also maintain a relatively balanced mix of oil versus gas focused properties, reserves and production. We operate properties containing over 80% of our oil and gas reserves which provides us with greater control over drilling, and selection of completion and production equipment.

•

Significant identified growth opportunities on existing properties. We have a substantial inventory of prospects to drill and develop in our areas of operation. We have identified $153 million of diversified exploitation projects, including drilling in the Austin Chalk trend and the Bakken Shale trend, as well as other development and exploratory drilling, and waterflood projects. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Capital Budget” in our Form 10-Q for the period ended September 30, 2009, which is incorporated herein by reference. See “Incorporation by Reference.”

•

Strong financial position. Our operations generate a significant level of production and cash flow. We maintain a moderate level of leverage and as of November 12, 2009 had $43.0 million of excess borrowing capacity on our senior revolving line of credit. Our cash flow profile and excess borrowing capacity provide us with the opportunity to seize acquisition opportunities as they arise.

Corporate Information

GeoResources, Inc. was incorporated in Colorado in 1958. Our principal offices are located at 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, and our telephone number is (281) 537-9920. Our website is www.georesourcesinc.com. Unless specifically incorporated by reference in this supplemental prospectus and the accompanying prospectus, information that you may find on our website, or any other website, is not part of this supplemental prospectus or the accompanying prospectus.

A detailed discussion of our business is included in our 2008 Annual Report on Form 10-K/A and our Form 10-Q for the period ended September 30, 2009, both of which are incorporated herein by reference.

Summary Financial Data

The following table below shows our summary historical consolidated financial data as of and for the years ended December 31, 2008, 2007 and 2006 and as of and for the nine months ended September 30, 2009 and 2008. The summary historical consolidated financial data for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007 are derived from our audited financial statements incorporated by reference into this supplemental prospectus. The summary historical consolidated financial data as of December 31, 2006 are derived from our audited financial statements not incorporated by reference into this supplemental prospectus. The summary pro forma financial data for the year ended December 31, 2008, are derived from our unaudited pro forma condensed consolidated financial statements incorporated by reference into this supplemental prospectus and give effect to our acquisition of oil and gas properties effective May 1, 2009 as if it had occurred on January 1, 2008. The summary historical consolidated financial data as of and for the nine months ended September 30, 2009 and 2008 are derived from our unaudited financial statements incorporated by reference into this supplemental prospectus. Results of operations for the nine months ended September 30, 2009 and 2008 are not necessarily indicative of the results of operations for the entire year or any future period.

You should read the following data in connection with “Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included in Part II, Item 8 of our 2008 Annual Report on Form 10-K/A and the statements of revenues and direct operation expenses of SBE Partners properties for the years ended December 31, 2008 and 2007 and the related notes thereto and the unaudited pro forma condensed consolidated financial statements and related notes thereto included in our Current Report on Form 8-K/A filed with the SEC on July 24, 2009, where there is additional disclosure regarding the information in the following table. Our historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,			Pro Forma	Nine Months Ended September 30,
($ in thousands, except per share data)	2006	2007	2008	Year Ended December 31, 2008	2008	2009
				(unaudited)	(unaudited)
Summary of Operating Data:

Production:
Oil (MBbls)	184	392	743	751	553	601
Natural Gas (MMcf)	577	1,648	2,962	6,827	2,251	3,430
Barrel of oil equivalent (MBoe)	280	667	1,236	1,889	928	1,173
Average realized prices (net of hedging):
Oil (per Bbl)	$54.61	$67.20	$82.42	$82.54	$89.50	$59.23
Natural Gas (per Mcf)	$6.83	$6.19	$8.12	$7.87	$8.82	$3.95

Summary of Operations:
Oil and gas revenues	$13,978	$36,518	$85,263	$115,715	$69,344	$49,109
Total other revenues	2,827	3,597	9,343	8,436	6,401	7,703
Lease operating and workover expenses	4,636	12,910	26,432	29,006	19,505	15,259
Severance taxes	1,066	2,880	7,517	9,310	6,405	2,562
Depletion and depreciation	3,382	7,507	16,007	22,994	11,283	15,503
Pretax earnings	4,280	7,949	21,291	37,131	28,783	12,520
Income tax expense (1)	33	4,880	7,769	13,548	10,970	5,116
Net income	4,247	3,069	13,522	23,583	17,813	7,404
Net earnings per share:
Basic	$0.87	$0.25	$0.87	$1.51	$1.16	$0.46
Diluted	$0.87	$0.25	$0.86	$1.50	$1.14	$0.46

(1)	The 2006 consolidated financial statements were those of Southern Bay which, as a partnership, was generally not subject to federal or state income taxes.

	As of December 31,			As of September 30,
($ in thousands)	2006	2007	2008	2009
				(unaudited)
Balance Sheet Data:
Net property, plant and equipment	$31,229	$181,443	$181,580	$248,746
Total assets	50,667	240,358	243,534	301,476
Working capital	(1,689)	7,371	11,883	11,711
Long-term debt	5,000	96,000	40,000	104,000
Stockholders’ equity	23,660	68,032	140,995	140,862

	Year Ended December 31,			Nine Months Ended September 30,
($ in thousands)	2006	2007	2008	2008	2009
				(unaudited)
Cash Flow Data:
Net cash flows provided by operating activities	$9,152	$20,864	$42,338	$38,600	$12,928
Net cash used in investing activities	(14,390)	(109,926)	(28,988)	(23,030)	(78,959)
Net cash provided by (used in) financing activities	3,877	107,275	(23,813)	(13,813)	64,000

Summary Reserve Data

The following table sets forth certain information with respect to our estimated proved reserves as of December 31, 2008, 2007 and 2006. The pro forma reserve data gives effect to our acquisition of oil and gas properties completed effective May 1, 2009. The historical and pro forma reserve data is based on estimates set forth in reserve reports prepared by our independent petroleum engineer, Cawley, Gillespie & Associates, Inc.

	As of December 31,			Pro Forma
	2006	2007	2008	As of December 31, 2008
GeoResources – Estimated proved oil and natural gas reserves: (1)
Oil reserves (MBbls)
Proved developed	1,591	8,921	7,522	7,593
Proved undeveloped	186	1,823	1,271	1,347

Total	1,777	10,744	8,793	8,940

Natural gas reserves (Mcf)
Proved developed	3,197	26,427	25,025	41,596
Proved undeveloped	1,021	3,383	9,771	15,890

Total	4,218	29,810	34,796	57,486

Partnerships – Estimated proved oil and natural gas reserves: (1)
Oil reserves (MBbls)
Proved developed	—	277	58	39
Proved undeveloped	—	74	61	41

Total	—	351	119	80
Natural gas reserves (Mcf)
Proved developed	—	10,154	12,227	7,969
Proved undeveloped	—	2,927	4,510	2,938

Total	—	13,081	16,737	10,907

Total proved reserves (Boe)	2,480	18,244	17,501	20,419

PV-10% value (in thousands)
PV-10% value (2)	$40,405	$416,582	$180,888	$211,183

Other reserve data:
Oil as percent of total proved reserve quantities	72%	61%	51%	44%
Proved developed reserves as percent of total proved reserves	86%	84%	79%	78%

(1)

The reserve quantities and values in the table above under “GeoResources – Estimated proved oil and natural gas reserves” do not include our interest in two affiliated limited partnerships. We hold direct working interests in the Giddings Field and we also hold the 30% general partner interest of a partnership, SBE Partners, LP, which owns controlling interests in the producing wells and developmental acreage in that field. We hold direct working interests in producing oil and gas properties located throughout Oklahoma and we also hold the general partner interest of a partnership, OKLA Energy Partners, LP, which owns a larger interest in those same producing oil and gas properties. Our 2% partnership interest reverts to 35.66% when the limited partner realizes a contractually specified rate of return. Information in the tables above under “Partnerships – Estimated proved oil and natural gas reserves” represents our estimated share (inclusive of our reversionary interests) of the affiliated partnerships’ reserves and estimated present value of future net income discounted at 10% (in thousands of dollars), using SEC guidelines.

(2)	PV-10% value (“PV-10%”) is not a measure under generally accepted accounting principles in the United States (“GAAP”) and differs from the corollary GAAP measure “standardized measure of discounted future net cash flows” in that PV-10% is calculated without regard to future income taxes. Management believes that the presentation of PV-10% values is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our estimated proved reserves independent of our individual income tax attributes, thereby isolating the intrinsic value of the estimated future cash flows attributable to our reserves. Because many factors that are unique to each individual company affect the amount of future income taxes to be paid, the use of a pre-tax measure provides greater comparability of assets when evaluating companies. For these reasons, management uses, and believes the industry generally uses, the PV-10% measure in evaluating and comparing acquisition candidates and assessing the potential return on investment related to investments in oil and natural gas properties.

PV-10% is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP. For our presentation of the standardized measure of discounted future net cash flows, please see “Note N. Supplemental Financial Information for Oil and Gas Producing Activities (Unaudited)” in the Notes to Consolidated Financial Statements in Part II, Item 8 of our 2008 Annual Report on Form 10-K/A and “Supplemental Financial Information for Oil and Gas Producing Activities (Unaudited)” in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements in our Form 8-K/A filed with the SEC on July 24, 2009. The table below provides a reconciliation of PV-10% to standardized measure of discounted future net cash flows (in thousands) for the years indicated.

	As of December 31,			Pro Forma
Non-GAAP reconciliation	2006	2007	2008	As of December 31, 2008
The following table reconciles our direct interest in oil and gas reserves (in thousands):
Present value of estimated future net revenues (PV-10%)	$40,405	$381,991	$150,616	$191,576
Future income taxes at 10%	(87)	(103,345)	(29,997)	(38,059)
Standardized measure of discounted future net cash flows	$40,318	$278,646	$120,619	$153,517

The following table reconciles our indirect interest, through our affiliated partnerships, in oil and gas reserves (in thousands):
Present value of estimated future net revenues (PV-10%)	—	$34,591	$30,272	$19,607
Future income taxes at 10%	—	(12,142)	(12,401)	(8,004)
Standardized measure of discounted future net cash flows	—	$22,449	$17,871	$11,603

Uncertainties are inherent in estimating quantities of proved reserves, including many risk factors beyond our control. Reserve engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and the interpretation thereof. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as change in product prices and operating costs, may require revision of such estimates. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserve estimates.

Summary of the Offering

Common stock offered	3,000,000 shares

Common stock to be outstanding after this offering	19,241,717 shares (1)(2)

NASDAQ Global Market symbol	GEOI

Use of proceeds	We estimate that the net proceeds after deducting underwriting discounts and estimated offering expenses from this offering will be approximately $32.9 million ($37.8 million if the underwriters exercise their option to purchase additional shares of common stock in full), based on an assumed public offering price of $11.66 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on November 12, 2009. We expect to utilize substantially all of the net proceeds to pre-pay outstanding indebtedness under our credit agreement with an unaffiliated bank. See “Use of Proceeds.”

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. In addition, our existing credit agreement limits our ability to pay dividends and make other distributions.

Risk factors	We are subject to a number of risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors” beginning on page S-11.

(1)	The number of shares of common stock outstanding after the offering is based on 16,241,717 shares of common stock outstanding as of November 12, 2009, and excludes 1,540,000 shares issuable upon the exercise of (A) outstanding stock options awarded to our employees, executive officers and directors under our Amended and Restated 2004 Employees’ Stock Incentive Plan, and (B) outstanding warrants to acquire 613,336 shares of common stock.
(2)	If the underwriters’ option to purchase additional shares is exercised in full, 19,691,717 shares will be outstanding.

RISK FACTORS

Investing in our common stock involves risk. Prior to making a decision about investing in our common stock, you should carefully consider the following risk factors, as well as the risk factors discussed under the heading “Risk Factors” in our 2008 Annual Report on Form 10-K/A and our Form 10-Q for the period ended September 30, 2009, in addition to the other information contained or incorporated by reference in this supplemental prospectus and the accompanying prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. If any of these risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of shares of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Common Stock

The price of our common stock may be volatile.

The trading price of our common stock has historically fluctuated significantly. For example, during the 12 months ended November 12, 2009, the high sales price per share of our common stock on The NASDAQ Global Market was $13.45 and the low sales price per share was $4.97. The price of our common stock could be subject to wide fluctuations in the future in response to many events or factors, including:

•	fluctuations in commodity prices;

•	actual or anticipated fluctuations in operating results;

•	changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors;

•	actions of our current shareholders, including sales of common stock by our directors, executive officers and their affiliates;

•	the arrival or departure of key personnel; and

•	the operating and stock price performance of other comparable companies.

General market conditions and domestic or international macroeconomic factors may also affect the price of our common stock.

There may be future sales or other dilution of our equity which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We are offering up to 3,000,000 shares of common stock (3,450,000 shares of common stock if the underwriters’ over-allotment option is exercised in full).

Sales of a substantial number of shares of our common stock could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

There are a substantial number of shares of our common stock eligible for future sale in the public market. The sale of a large number of these shares could cause the market price of our common stock to fall.

There were 16,241,717 shares of our common stock outstanding as of November 12, 2009. As of that date, members of our management and their affiliates owned approximately 8,685,183 shares of our common stock, representing 53.5% of our outstanding common stock. Sale of a substantial number of these shares would likely have a significant negative effect on the market price of our common stock, particularly if the sales are made over a short period of time. These shares may be sold publicly pursuant to effective registration statements with the SEC.

If our shareholders, particularly management and their affiliates, sell a large number of shares of our common stock, the market price of shares of our common stock could decline significantly. Moreover, the perception in the public market that our management and affiliates might sell shares of our common stock could depress the market price of those shares.

As of November 12, 2009, we had warrants outstanding to acquire 613,336 shares of common stock, and 1,540,000 shares of common stock underlying options granted under our stock option plan, and 460,000 shares reserved and available for future issuance under our stock option plan. The issuance of these new shares, the common stock offered by this supplemental prospectus and the sale of additional shares that may become eligible for sale in the public market from time to time upon the exercise of warrants and stock options could have the effect of depressing the market price for our common stock.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our Board of Directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansions. In addition, our credit agreement restricts our ability to pay cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements which we may enter into from time to time and from the issuance of preferred stock should we decide to do so in the future.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this supplemental prospectus and the accompanying prospectus (and other documents to which they refer) are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), including, without limitation, the statements specifically identified as forward-looking statements within this supplemental prospectus and the accompanying prospectus. Many of these statements contain risk factors as well. In addition, certain statements in our future filings with the Securities and Exchange Commission (the “SEC”), in press releases, and in oral and written statements made by or with our approval which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements, include, but are not limited to: (i) projections of capital expenditures, revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, and other financial items, (ii) statements of our plans and objectives or our management or Board of Directors including those relating to planned development of our oil and gas properties, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “may,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $32.9 million from the sale of shares of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses, based on an assumed public offering price of $11.66 per share, which was the last reported sale price of our common stock on The NASDAQ Global Market on November 12, 2009. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $37.8 million, based on an assumed public offering price of $11.66 per share.

We expect to utilize substantially all of the net proceeds from this offering to reduce the balance of our outstanding debt under our credit agreement, dated July 13, 2009 with an unaffiliated bank (the “Credit Agreement”). The Credit Agreement amended our prior credit facility and extended the term of the agreement and maturity of amounts outstanding to October 16, 2012. In November 2009, our borrowing base was increased from $135 million to $145 million. The Credit Agreement provides for interest rates at the London Interbank Offered Rate (“LIBOR”) plus 2.25% to 3.00%, or the prime lending rate plus 1.25% to 2.00%, depending upon the amount borrowed. The principal outstanding under the Credit Agreement was $102.0 million as of November 13, 2009. The annual interest rate in effect at September 30, 2009 was 3.00% on the entire amount of outstanding principal. In May 2009, we completed two oil and gas property acquisitions for aggregate consideration of $58.8 million, and funded the acquisitions through borrowings under the Credit Agreement.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock and do not expect to pay any such dividends for the foreseeable future. The declaration of dividends is within the discretion of our Board of Directors, and will be dependent upon our financial condition and capital requirements, business prospects, and other relevant factors at the time a dividend may be under consideration. In addition, our Credit Agreement limits our ability to pay dividends and make other distributions.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on The NASDAQ Global Market under the symbol “GEOI.” The following table sets forth, for each of the periods indicated, the high and low closing sale prices per share of our common stock as reported by The NASDAQ Global Market.

	Common Stock Price
	High	Low
2009
Fourth Quarter (through November 12, 2009)	$12.95	$10.43
Third Quarter	11.94	9.19
Second Quarter	10.67	6.64
First Quarter	9.19	5.02

2008
Fourth Quarter	15.29	5.61
Third Quarter	20.74	9.62
Second Quarter	29.08	14.51
First Quarter	15.35	8.00

2007
Fourth Quarter	9.68	6.62
Third Quarter	7.13	5.60
Second Quarter	7.64	6.01
First Quarter	6.97	5.40

On November 12, 2009, the last sale price of our common stock as reported by The NASDAQ Global Market was $11.66 per share. As of November 12, 2009, there were approximately 600 record holders of our common stock. The number of holders does not include holders whose common stock is held in street name.

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and capitalization as of September 30, 2009:

•	on an actual basis; and

•

on an as adjusted basis to reflect our sale of the common stock in this offering (assuming the underwriters’ option to purchase additional shares of our common stock is not exercised) and our receipt of $32.9 million estimated net proceeds, after deducting underwriting commissions and expenses, and the application of the net proceeds thereof as described in “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds” and “Description of Capital Stock” in this supplemental prospectus, and our financial statements and the related notes incorporated by reference into this supplemental prospectus and the accompanying prospectus.

	As of September 30, 2009
($ in thousands)	Actual	As Adjusted
	(unaudited)
Cash and cash equivalents	$11,936	$11,936

Total debt – credit agreement	104,000	71,144

Shareholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 16,241,717 shares issued and outstanding, actual, 19,241,717 shares issued and outstanding, as adjusted	162	192
Additional paid-in capital	113,587	146,413
Accumulated other comprehensive (loss) income	(1,318)	(1,318)
Retained earnings	28,431	28,431

Total shareholders’ equity	140,862	173,718

Total capitalization	$244,862	$244,862

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of November 12, 2009, there were 16,241,717 shares of common stock issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive or conversion rights. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. Most amendments to our articles of incorporation require the vote of the holders of a majority of all outstanding voting shares.

Preferred Stock

Under our articles of incorporation, as amended, our Board of Directors may issue up to 20,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our Board of Directors has the authority to issue these shares of preferred stock without shareholder approval.

Transfer Agent and Registrar

Our Transfer Agent and Registrar is Wells Fargo Shareowner Services, 161 North Concord Exchange Street, South St. Paul, Minnesota 55075.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for which SMH Capital Inc., Rodman & Renshaw, LLC and C.K. Cooper & Company are acting as representatives (collectively, the “underwriters”), we have agreed to sell to the underwriters 3,000,000 shares of our common stock and each underwriter has severally agreed to purchase the number of shares of our common stock indicated in the following table.

Underwriter	Number of Shares
SMH Capital Inc
Rodman & Renshaw, LLC
C.K. Cooper & Company

Total	3,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The underwriting agreement provides that the underwriters will purchase the shares of common stock from us at the public offering price shown on the cover page of this supplemental prospectus less the underwriting discount shown on the cover page of this supplemental prospectus.

The following table summarizes the underwriting discounts the underwriters are to receive on a per share basis and in total from us. The information is presented assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares of stock to cover over-allotments.

	Per Share	Total
		Without Option	With Option
Underwriting discount paid by us

We have also agreed to reimburse the underwriters for all reasonable out-of-pocket expenses incurred in connection with this offering excluding their legal fees and expenses. We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees, blue sky fees and legal, accounting and transfer agent expenses, but excluding the underwriting discount, will be approximately $200,000.

In compliance with guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum compensation or discount to be received by any participating FINRA members or independent broker dealers in connection with the offer and sale of any securities will not be greater than 8% of the aggregate amount of the securities offered pursuant to this supplemental prospectus.

The underwriters propose to offer the shares of our common stock to the public at the offering price set forth on the cover page of this supplemental prospectus and to selling group members at that price less a concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the public offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

We have granted to the underwriters the option, exercisable for 30 days from the date of this supplemental prospectus, to purchase up to 450,000 additional shares of common stock at the price set forth on the cover of this supplemental prospectus. The underwriters may exercise the option, in whole or in part, solely for the purpose of covering over-allotments, if any, in connection with the offering. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

We, each of our executive officers and directors, and Vlasic FAL, L.P., VILLCo Energy, L.L.C., Chandler Energy, LLC and Wachovia Capital Partners 2005 LLC have agreed that none of us will issue, sell, transfer or dispose of any shares of our common stock or securities convertible into or exercisable for any shares of our common stock, without the prior written consent of SMH Capital Inc., for a period of ninety 90 days after the date of the underwriting agreement.

Our shares of common stock are listed on The NASDAQ Global Market under the symbol “GEOI.”

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transfers and stabilizing transactions in accordance with Regulation M adopted by the SEC. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress, subject to a specified maximum price.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Global Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this supplemental prospectus and the accompanying prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this supplemental prospectus and the accompanying prospectus, except for information incorporated by reference that is superseded by information contained in this supplemental prospectus and the accompanying prospectus. This supplemental prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 25, 2009 as amended by Form 10-K/A filed with the SEC on June 11, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on May 8, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 filed with the SEC on August 6, 2009; and

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 filed with the SEC on November 5, 2009;

•	our Current Reports on Form 8-K filed with the SEC on February 6, 2009; on June 4, 2009 and as amended on July 24, 2009; and on July 17, 2009.

You should read the information relating to us in this supplemental prospectus and the accompanying prospectus together with the information in the documents incorporated by reference.

You may obtain a copy of any of the above-referenced documents, at no cost, from our website at www.georesourcesinc.com. The information contained in, or that can be assessed through, our website is not part of this supplemental prospectus and the accompanying prospectus. We will also furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct your request for documents to:

Howard E. Ehler

Chief Financial Officer

GeoResources, Inc.

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

LEGAL MATTERS

The validity of our common stock being offered under this supplemental prospectus and the accompanying prospectus will be passed upon for us by Jones & Keller, P.C., Denver, Colorado. Reid A. Godbolt, a member of Jones & Keller, P.C., beneficially owns 12,753 shares of our common stock held of record by a limited liability company he owns jointly with his spouse. Certain matters will be passed upon for the underwriters by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of GeoResources, Inc. as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, the effectiveness of internal control over financial reporting of GeoResources, Inc. as of December 31, 2008, and the statements of revenues and direct operating expenses of SBE Partners’ properties for the years ended December 31, 2008 and 2007, incorporated by reference in this supplemental prospectus and the accompanying prospectus, have been so incorporated by reference in reliance upon reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

The information included in or incorporated by reference into this supplemental prospectus and the accompanying prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on estimates of our proved reserves and present values of proved reserves as of January 1, 2009, including estimates of reserves as of such date acquired by us effective May 1, 2009 as set forth in our Current Report on Form 8-K/A dated July 24, 2009, and prepared by or derived from estimates prepared by Cawley, Gillespie & Associates, Inc., an independent petroleum engineering firm. These estimates are included in or incorporated by reference into this supplemental prospectus and the accompanying prospectus in reliance upon the authority of Cawley, Gillespie & Associates, Inc. as an expert in petroleum engineering.

GLOSSARY OF INDUSTRY TERMS

We have included below the definitions for certain terms used in this Supplemental Prospectus:

Bbl – One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bbls/d – barrels per day.

Bcf – Billion cubic feet.

Bcfe – Billion cubic feet equivalent, determined using the ratio of six thousand cubic feet (Mcf) of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Boe – Barrel of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one barrel of oil equivalent.

Boe/d – Barrel of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one barrel of oil equivalent per day.

Completion – The installation of permanent equipment for the production of oil or natural gas or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Compression – A force that tends to shorten or squeeze, decreasing volume or increasing pressure.

Dry hole or well – A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed the related oil and natural gas operating expenses and taxes.

Exploitation – The act of making oil and gas property more profitable, productive or useful.

Field – An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

GAAP – Generally accepted accounting principles in the United States of America.

Gross acres or gross wells – The total acres or wells, as the case may be, in which a working interest is owned.

MBbls – One thousand barrels of crude oil or other liquid hydrocarbons.

MMBbls – One million barrels of crude oil or other liquid hydrocarbons.

MBoe – One thousand barrels of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one Boe.

MMBoe – One million barrels of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one Boe.

Mcf – One thousand cubic feet.

Mcfe – One thousand cubic feet equivalent determined by using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids, which approximates the relative energy content of crude oil, condensate and natural gas liquids as compared to natural gas. Prices have historically been higher or substantially higher for crude oil than natural gas on an energy equivalent basis although there have been periods in which they have been lower or substantially lower.

MMcf – One million cubic feet.

MMcf/d – One million cubic feet per day.

MMcfe – One million cubic feet equivalent.

Net acres or net wells – The sum of the fractional working interests owned in gross acres or gross wells.

NRI or Net Revenue Interests – The share of production after satisfaction of all royalty, oil payments and other non-operating interests.

PV-10% – The present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with Securities and Exchange Commission (“SEC”) guidelines, net of estimated lease operating expense, production taxes and future development costs, using price and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, depreciation, depletion and amortization, or federal income taxes and discounted using and annual discount rate of 10%. Pre-tax PV10% many be considered a non-GAAP financial measure as defined by the SEC.

Proved developed producing reserves or PDP – Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

Proved developed reserves – Proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods.

Proved reserves – The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves or PUDs – Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion – The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

Reservoir – A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

SEC – The Securities and Exchange Commission of the United States of America.

Standardized Measure of Discounted Future Net Cash Flows – Present value of proved reserves, as adjusted to give effect to estimated future abandonment costs, net of estimated salvage value of related equipment, and estimated future income taxes.

3-D seismic – Advanced technology method of detecting accumulation of hydrocarbons identified through a three-dimensional picture of the subsurface created by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

Working interest – The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and share of production, subject to all royalties, overriding royalties and other burdens and to share in all costs of exploration, development operations and all risks in connection therewith.

Workover – Operations on a producing well to restore or increase production.

PROSPECTUS

$100,000,000

Common Stock

Preferred Stock

Depositary Shares

Debt Securities

Warrants

We may offer and sell an indeterminate number of shares of our common stock, preferred stock, depositary shares, debt securities and warrants from time to time under this prospectus. We may offer these securities separately or as units, which may include combinations of the securities. We will describe in a prospectus supplement the securities we are offering and selling, as well as the specific terms of the securities.

We may offer these securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

Our common stock is quoted on The NASDAQ Global Market under the symbol “GEOI.” On November 11, 2009, the last reported sale price of our common stock was $11.95 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves certain risks. See “Risk Factors ” beginning on page 5 of this prospectus and in the applicable prospectus supplement for certain risks you should consider. You should read the entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 12, 2009

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell shares of common stock will be made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

i

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the “Act”), including, without limitation, the statements specifically identified as forward-looking statements within this prospectus. Many of these statements contain risk factors as well. In addition, certain statements in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with our approval which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements, include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, and other financial items, (ii) statements of our plans and objectives or our management or Board of Directors including those relating to planned development of our oil and gas properties, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “may,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

ABOUT THIS PROSPECTUS

General. This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information.”

In this prospectus, the terms “company,” “we,” “us,” and “our” refer to GeoResources, Inc., a Colorado corporation, including our wholly owned subsidiaries.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under the shelf registration process, we may offer shares of our common stock, preferred stock, depositary shares, various series of debt securities and warrants to purchase any of such securities with a total value of up to $100,000,000 from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification

•	aggregate principal amount or aggregate offering price;

•	maturity;

•	original issue discount, if any;

•	rates and times of payment of interest, dividends or other payments, if any;

•	redemption, conversion, exchange, settlement or sinking fund terms, if any;

•

conversion, exchange or settlement prices or rates, if any, and, if applicable, any provisions for changes to or adjustments in the conversion, exchange or settlement prices or rates and in the securities or other property receivable upon conversion, exchange or settlement;

•	ranking

•	restrictive covenants, if any;

•	voting or other rights, if any; and

•	important federal income tax considerations.

A prospectus supplement may include a discussion of additional risks or other special considerations applicable to us or the offered securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any supplement or amendment to this prospectus, you must rely on the information in the prospectus supplement or amendment. Please carefully read both this prospectus and any applicable prospectus supplement or amendment together with additional information described under the heading “Incorporation of Certain Information by Reference – Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement can be read at the SEC website or at the SEC’s public reading room mentioned under the heading “Incorporation of Certain Information by Reference – Where You Can Find More Information.”

We have not authorized any underwriter, broker-dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any supplement or amendment to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any prospectus supplement. This prospectus and any supplement or amendment to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy securities, nor do this prospectus or any supplement or amendment to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus and any supplement or amendment to this prospectus speaks only as of the date set forth on the cover page and may not reflect subsequent changes in our business, financial condition, results of operations and prospects even though this prospectus and any prospectus supplement or amendment is delivered or securities are sold on a later date.

We may sell the securities directly to or through underwriters, dealers or agents. We, and our underwriters or agents, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through underwriters or agents, we will include in any prospectus supplement or amendment:

•	the names of those underwriters or agents;

•	applicable fees, discounts and commissions to be paid to them;

•	details regarding over-allotment options, if any; and

•	the net proceeds to us.

Common Stock. We may issue shares of our common stock from time to time. Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require shareholder approval. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any redemption rights or any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock.

Preferred Stock. We may issue shares of our preferred stock from time to time, in one or more series. Under our articles of incorporation, our board of directors has the authority, without further action by shareholders, to designate up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock.

If we issue preferred stock, we will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that we sell under this prospectus and any prospectus supplements or amendments in the articles of amendment to our articles of incorporation relating to that series. If we issue preferred stock, we will incorporate by reference into the registration statement of which this prospectus is a part the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. We urge you to read any prospectus supplement or amendment related to any series of preferred stock we may offer, as well as the complete certificate of designation that contains the terms of the applicable series of preferred stock.

Depositary Shares. We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in any applicable prospectus supplement or amendment, of a share of the applicable series of preferred stock.

Any depositary shares that we sell under this prospectus will be evidenced by depositary receipts issued under a deposit agreement between us and a depositary with whom we deposit the shares of the applicable series of preferred stock that underlie the depositary shares that are sold. If we issue depositary shares, a form of deposit agreement, including a form of depositary receipt, will be incorporated by reference into the registration statement of which this prospectus is a part from reports we would subsequently file with the Securities and Exchange Commission. We urge you to read any prospectus supplement or amendment related to any depositary shares we may offer, as well as the complete deposit agreement and depositary receipt.

Debt Securities. We may issue debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. The senior debt securities will rank equally with any other unsubordinated debt that we may have and may be secured or unsecured. The subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner described in the instrument governing the debt, to all or some portion of our indebtedness. Any convertible debt securities that we issue will be convertible into or exchangeable for our common stock or other securities of ours. Conversion may be mandatory or at your option and would be at prescribed conversion rates.

If we issue debt securities, they will be issued under one or more documents called indentures, which are contracts between us and a trustee for the holders of the debt securities. We urge you to read any prospectus supplement or amendment related to the series of debt securities being offered, as well as the complete indenture that contains the terms of the debt securities (which will include a supplemental indenture). If we issue debt securities, indentures and forms of debt securities containing the terms of debt securities being offered will be incorporated by reference into the registration statement of which this prospectus is a part from reports we would subsequently file with the Securities and Exchange Commission.

Warrants. We may issue warrants for the purchase of our common stock, preferred stock, depositary shares and/or debt securities in one or more series, from time to time. We may issue warrants independently or together with our common stock, preferred stock, depositary shares and/or debt securities, and the warrants may be attached to or separate from those securities.

If we issue warrants, they will be evidenced by warrant agreements or warrant certificates issued under one or more warrant agreements, which are contracts between us and an agent for the holders of the warrants. We urge you to read any prospectus supplement or amendment related to any series of warrants we may offer, as well as the complete warrant agreement and warrant certificate that contain the terms of the warrants. If we issue warrants, forms of warrant agreements and warrant certificates relating to warrants for the purchase of common stock, preferred stock, depositary shares and debt securities will be incorporated by reference into the registration statement of which this prospectus is a part from reports we would subsequently file with the Securities and Exchange Commission.

Post-Effective Amendments. We filed a registration statement on Form S-3 that became effective on February 5, 2009 with respect to the securities covered by this prospectus. Due to the late filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, under applicable Securities and Exchange Commission rules we no longer qualify for the use of a registration statement on Form S-3. To assure that our securities may be sold pursuant to an effective registration statement, we filed post-effective amendments on Form S-1 to the registration statement described above on August 3, 2009 and August 14, 2009.

INFORMATION ABOUT GEORESOURCES, INC.

GeoResources, Inc., a Colorado corporation formed in 1958, is an independent oil and gas company engaged in the acquisition and development of oil and gas reserves through an active and diversified program which includes purchases of reserves, re-engineering, development and exploration activities primarily focused in three core U.S. areas – the Southwest and Gulf Coast, the Rocky Mountains and the Williston Basin. As a result of several related transactions the Company underwent a substantial change in ownership, management, assets and business strategy, all effective as of April 17, 2007.

On April 17, 2007, the Company merged with Southern Bay Oil & Gas, L.P. (“Southern Bay”) and a subsidiary of Chandler Energy, LLC (“Chandler”) and acquired certain Chandler-associated oil and gas properties in exchange for 10,690,000 shares of common stock (collectively, the “Merger”). As a result of the Merger, the former Southern Bay partners received approximately 57% of the then outstanding common stock of the Company and thus acquired voting control. Although GeoResources was the legal acquirer, for financial reporting purposes the Merger was accounted for as a reverse acquisition of GeoResources by Southern Bay and an acquisition of Chandler and its associated properties.

On June 9, 2008, we completed a private placement transaction with non-affiliated accredited investors for 1,533,334 shares of common stock at a price of $22.50 per share and warrants exercisable for 613,336 shares of common stock at an exercise price of $32.43 per share.

On June 2, 2009 we announced a material acquisition of additional oil and gas property interests. Together with another acquisition shortly before, we spent approximately $59 million to acquire these properties. See “Incorporation of Certain Information by Reference – Where You Can Find Additional Information.”

Our principal executive office is located at 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, and our telephone number is (281) 537-9920. Our internet website is www.georesourcesinc.com.

RISK FACTORS

Before making an investment decision, you should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement, under the caption “Risk Factors” as set forth in Item 1A of our Form 10-K for the year ended December 31, 2008 and Amendment No. 1 to our Form 10-K filed on June 11, 2009, under the caption “Risk Factors” as set forth in Item 1A in our Form 10-Q for the quarter ended June 30, 2009, and under the caption “Risk Factors” as set forth in Item 1A in our Form 10-Q for the quarter ended September 30, 2009, which are incorporated by reference in this prospectus, and any subsequent report that is incorporated by reference into this prospectus.

The risks and uncertainties set forth under these captions in the above documents are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem not material, may also adversely affect our business. Any of the risks discussed in this report or that are presently unknown or not material, if they were to actually occur, could result in a significant adverse impact on our business, operating results, prospects or financial condition.

USE OF PROCEEDS

Unless the applicable prospectus supplement or amendment states otherwise, we expect to use the net proceeds of the sale of our securities for general corporate purposes, including, but not limited to, acquisitions of oil and gas properties, companies or prospects, repayment of existing indebtedness and for working capital. As of the date of this prospectus, we have not identified as probable any specific material proposed uses of these proceeds. If, as of the date of any prospectus supplement or amendment, we have identified any such uses, we will describe them in the prospectus supplement or amendment. The amount of our securities offered from time to time pursuant to this prospectus and any prospectus supplement or amendment, and the precise amounts and timing of the application of net proceeds from the sale of those securities, will depend upon our funding requirements. If we elect at the time of an issuance of our securities to make different or more specific use of proceeds than described in this prospectus, such use will be described in the prospectus supplement or amendment relating to those securities.

RATIO OF EARNINGS TO FIXED CHARGES

If we offer debt securities and/or preference equity securities under this prospectus, then we will, at that time, provide a ratio of earnings to fixed charges and/or ratio of combined fixed charges and preference dividends to earnings, respectively, in the applicable prospectus supplement or amendment for such offering.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus from time to time. Registration of the securities covered by this prospectus does not mean, however, that those securities will necessarily be offered or sold.

We may sell the securities separately or together:

•	through one or more underwriters or dealers in a public offering and sale by them;

•	directly to investors; or

•	through agents.

We may sell the securities from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We will describe the method of distribution of the securities and the terms of the offering in the prospectus supplement or amendment.

Any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if they purchase any of the securities. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in any prospectus supplement or amendment, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in any prospectus supplement or amendment, and any prospectus supplement or amendment will set forth any commissions we pay for solicitation of these contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If any applicable prospectus supplement or amendment indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and any applicable prospectus supplement or amendment, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in any applicable prospectus supplement or amendment.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act of 1933. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Any prospectus supplement or amendment will identify any such underwriter, dealer or agent and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Unless otherwise specified in any related prospectus supplement or amendment, all securities we offer, other than common stock, will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Any common stock sold pursuant to any prospectus supplement or amendment will be listed for trading on the NASDAQ Stock Market or other principal market for our common stock. We may apply to list any series of debt securities, preferred stock, depositary shares or warrants on an exchange, but we are not obligated to do so. Therefore, there may not be liquidity or a trading market for any series of securities.

Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” or “Plan of Distribution” in any applicable prospectus supplement or amendment.

Underwriters, broker-dealers or agents who may become involved in the sale of the common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive compensation.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of November 11, 2009, 16,241,717 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive or conversion rights. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. Most amendments to our articles of incorporation require the vote of the holders of a majority of all outstanding voting shares.

Preferred Stock

Under our articles of incorporation, as amended, our Board of Directors may issue up to 20,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our Board of Directors has the authority to issue these shares of preferred stock without shareholder approval.

Depositary Shares

We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in any applicable prospectus supplement or amendment, of a share of the applicable series of preferred stock.

Any depositary shares that we sell under this prospectus will be evidenced by depositary receipts issued under a deposit agreement between us and a depositary with whom we deposit the shares of the applicable series of preferred stock that underlie the depositary shares that are sold. If we issue depositary shares, a form of deposit agreement, including a form of depositary receipt, will be incorporated by reference into the registration statement of which this prospectus is a part from reports we would subsequently file with the Securities and Exchange Commission. We urge you to read any prospectus supplement or amendment related to any depositary shares we may offer, as well as the complete deposit agreement and depositary receipt.

Debt Securities

We may issue debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. The senior debt securities will rank equally with any other unsubordinated debt that we may have and may be secured or unsecured. The subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner described in the instrument governing the debt, to all or some portion of our indebtedness. Any convertible debt securities that we issue will be convertible into or exchangeable for our common stock or other securities of ours. Conversion may be mandatory or at your option and would be at prescribed conversion rates.

If we issue debt securities, they will be issued under one or more documents called indentures, which are contracts between us and a trustee for the holders of the debt securities. We urge you to read any prospectus supplement or amendment related to the series of debt securities being offered, as well as the complete indenture that contains the terms of the debt securities (which will include a supplemental indenture). If we issue debt securities, indentures and forms of debt securities containing the terms of debt securities being offered will be incorporated by reference into the registration statement of which this prospectus is a part from reports we would subsequently file with the Securities and Exchange Commission.

Warrants

We may issue warrants for the purchase of our common stock, preferred stock, depositary shares and/or debt securities in one or more series, from time to time. We may issue warrants independently or together with our common stock, preferred stock, depositary shares and/or debt securities, and the warrants may be attached to or separate from those securities.

If we issue warrants, they will be evidenced by warrant agreements or warrant certificates issued under one or more warrant agreements, which are contracts between us and an agent for the holders of the warrants. We urge you to read any prospectus supplement or amendment related to any series of warrants we may offer, as well as the complete warrant agreement and warrant certificate that contain the terms of the warrants. If we issue warrants, forms of warrant agreements and warrant certificates relating to warrants for the purchase of common stock, preferred stock, depositary shares and debt securities will be incorporated by reference into the registration statement of which this prospectus is a part from reports we would subsequently file with the Securities and Exchange Commission.

LEGAL MATTERS

The validity of the common stock being offered from time to time under this prospectus will be passed upon for us by Jones & Keller, P.C., Denver, Colorado. Reid A. Godbolt, a member of Jones & Keller, P.C., beneficially owns 12,753 shares of our common stock held of record by a limited liability company he owns jointly with his spouse.

EXPERTS

The consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

TRANSFER AGENT AND REGISTRAR

Our Transfer Agent and Registrar is Wells Fargo Shareowner Services, 161 N. Concord Exchange Street, South St. Paul, Minnesota 55075.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

General.

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 25, 2009 and Amendment No. 1 thereto filed with the SEC on June 11, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on May 8, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 filed with the SEC on August 6, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 filed with the SEC on November 5, 2009; and

•	our Current Reports on Form 8-K filed with the SEC on June 4, 2009 and as amended on July 24, 2009; and July 17, 2009.

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference.

You may obtain a copy of any of the above-referenced documents, at no cost, from our website at www.georesourcesinc.com. The information contained in, or that can be assessed through, our website is not part of this prospectus. We will also furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct your request for documents to:

Howard E. Ehler

Chief Financial Officer

GeoResources, Inc.

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

281-537-9920

Where you can find more information.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the above, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is a statement of estimated expenses of the issuance and distribution of the securities being registered (other than underwriting discounts and commissions), all of which are being paid by the Registrant.

Securities and Exchange Commission Fee (1)	$3,930
Printing Expense – Registration Statement and Prospectus*	$25,000
Transfer Agent and Registrar*	$5,000
Legal Fees*	$100,000
Accountants’ Fees*	$65,000
Miscellaneous Fees and Expenses*	$1,070

Total	$200,000

*	Estimated
(1)	A registration fee of $3,930 was previously paid.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 109 of Title Seven of the Colorado Revised Statutes enables a Colorado corporation to indemnify its officers, directors, employees and agents against liabilities, damages, costs and expenses for which they are liable if: (i) in their Official Capacities (as defined by this statute), they acted in good faith and had no reasonable basis to believe their conduct was not in the best interest of the company; (ii) in all other cases, their conduct was at least not opposed to the company’s best interests; and (iii) in the case of any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful.

Our Articles of Incorporation limit the liability of directors to the full extent provided by Colorado law.

Our Bylaws provide indemnification to officers, directors, employees and agents to the fullest extent provided by Colorado law.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

During the last three years, we sold no unregistered securities except as follows:

On June 5, 2008 we entered into a definitive purchase agreement (the “Purchase Agreement”) with non-affiliated accredited investors for the aggregate purchase of 1,533,334 shares of its restricted common stock at $22.50 per share and warrants exercisable for an aggregate of 613,336 shares of common stock at an exercise price of $32.43 per share (the “Warrants”) for aggregate gross proceeds of $34.5 million. We paid the placement agent, Wachovia Capital Markets, LLC, approximately $1.7 million in placement fees. The Warrants have a term of five years, but were not exercisable until six months after the closing of the Purchase Agreement on June 9, 2008.

Pursuant to the terms of the Purchase Agreement, we and the investors entered into a Registration Rights Agreement, dated June 5, 2008 (the “Registration Rights Agreement”) under which we agreed, at our expense, to file with the Securities and Exchange Commission a registration statement covering the shares of restricted common stock purchased by such parties on June 9, 2008, subject to certain exceptions. The Registration Rights Agreement also provided for the registration of the shares of common stock underlying the Warrants. The shares and warrants were registered on Form S-3 (SEC File No. 333-144831) which became effective on August 13, 2007.

We relied upon the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder for the issuance of the securities in the transaction. Each of the investors purchasing the securities sold made representations in the Purchase Agreement concerning their investment sophistication and knowledge of our business operations and financial condition.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1.1	Form of Underwriting Agreement. (1)

3.1	Amended and Restated Articles of Incorporation dated June 10, 2003, incorporated by reference to Exhibit 3.1 of Registrant’s Form 10-KSB for the year ended December 31, 2003.

3.1(a)	Articles of Amendment to the Articles of Incorporation, incorporated by reference as Annex C to the Registrant’s definitive Proxy Statement dated February 23, 2007, and filed with the Commission on February 23, 2007.

3.1(b)	Articles of Amendment to Articles of Incorporation, dated November 6, 2007. (5)

3.2	Bylaws, as amended March 2, 2004, incorporated by reference to Exhibit 3.2 of Registrant’s Form 10-KSB for the year ended December 31, 2003.

5.1	Opinion of Jones & Keller, P.C. regarding the legality of the securities being registered. (1)

10.15	Agreement and Plan of Merger dated September 14, 2006, among GeoResources, Inc., Southern Bay Energy Acquisition, LLC, Chandler Acquisition, LLC, Southern Bay Oil & Gas, L.P., Chandler Energy, LLC and PICA Energy, LLC (including Amendment No. 1 dated February 16, 2007). Incorporated by reference as Annex A to the Registrant’s Definitive Proxy Statement dated February 23, 2007 and filed with the Commission on February 23, 2007.

10.19	June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090. (3)

10.20	First Amendment to June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated November 10, 2003. (3)

10.21	Assignment and Assumption by Southern Bay Energy, L.L.C. of June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005. (3)

10.22	Unconditional Guaranty of June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005. (3)

10.23	Second Amendment to June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005. (3)

10.24	Third Amendment to June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 9, 2007. (3)

10.26	January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street Building, Suite 860, 475 17th Street, Denver, Colorado 80202. (3)

10.27	First Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated September 28, 2001. (3)

10.28	Second Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated October 23, 2002. (3)

10.29	Third Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated June 28, 2004. (3)

10.30	Credit Agreement dated September 26, 2007 between the Registrant and Wachovia Bank National Association. (2)

10.31	Limited Partner Interest Purchase and Sale Agreement dated October 16, 2007 between the Registrant and TIFD III-X, LLC. (2)

10.32	Amended and Restated Credit Agreement dated October 16, 2007 between the Registrant and Wachovia Bank National Association. (2)

10.33	Amended and Restated Credit Agreement dated October 16, 2007 between the Registrant and Wachovia Bank National Association. (2)

10.34	Form of Purchase Agreement. (4)

10.35	Form of Warrant. (4)

10.36	Form of Registration Rights Agreement. (4)

10.37	Agreement of Limited Partnership for OKLA Energy Partners LP dated May 20, 2008. (5)

10.38	Lease Agreement by and between Southern Bay Energy, L.L.C. and Cypress Court Operating Associates, L.P. for office space at 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated September 25, 2008. (6)

10.39	Purchase and Sale Agreement between SBE Partners LP and Catena Oil and Gas LLC, dated May 29, 2009. (8)

10.40	Consent and Amendment No. 1 to Agreement of Limited Partnership of SBE Partners LP as of May 29, 2009. (8)

10.41	Second Amended and Restated Credit Agreement between the Registrant and Wachovia Bank, National Association as Administrative Agent dated July 13, 2009. (8)

10.42	Consent, Distribution Agreement, and Amendment No. 2 to Agreement of Limited Partnership of SBE Partners LP, dated August 31, 2009. (9)

14.1	Code of Business Conduct and Ethics adopted March 2, 2004, incorporated by reference to Exhibit 14.1 of Registrant’s Form 10-KSB for fiscal year ended December 31, 2003.

21.1	Subsidiaries of the Registrant. (3)

23.1	Consent of Grant Thornton LLP. (1)

23.2	Consent of Cawley, Gillespie & Associates, Inc. (1)

23.3	Consent of Jones & Keller, P.C. (included in Exhibit 5.1 filed herewith)

24.1	Power of Attorney (included on signature page of initial filing on Form S-3 (File No.: 333-155681)).

(1)	Filed herewith.
(2)	Filed with and incorporated by reference to the Registrant’s Form 10-QSB for the quarter ended September 30, 2007.
(3)	Filed with and incorporated by reference to the Registrant’s Form 10-QSB for the quarter ended June 30, 2007.
(4)	Filed with and incorporated by reference to the Registrant’s Form 8-K on June 11, 2008.

(5)	Filed with and incorporated by reference to the Registrant’s Form 10-KSB for the year ended December 31, 2007.
(6)	Filed with and incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 2008.
(7)	Filed with and incorporated by reference to the Registrant’s Form 10-Q for the quarter ended September 30, 2008.
(8)	Filed with and incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 2009.
(9)	Filed with and incorporated by reference to the Registrant’s Form 10-Q for the quarter ended September 30, 2009.

ITEM 17.	UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post-Effective Amendment to Form S-3 Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 13th day of November 2009.

GEORESOURCES, INC. (the “Registrant”)

/S/ FRANK A. LODZINSKI
Frank A. Lodzinski, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ FRANK A. LODZINSKI Frank A. Lodzinski	President, Chief Executive Officer (principal executive officer) and Director	November 13, 2009

/S/ HOWARD E. EHLER Howard E. Ehler	Principal Financial Officer and Principal Accounting Officer	November 13, 2009

* Collis P. Chandler, III	Director	November 13, 2009

* Christopher W. Hunt	Director	November 13, 2009

* Jay F. Joliat	Director	November 13, 2009

* Scott R. Stevens	Director	November 13, 2009

* Nicholas L. Voller	Director	November 13, 2009

* Michael A. Vlasic	Director	November 13, 2009

* By:	/S/ FRANK A. LODZINSKI
Frank A. Lodzinski, Attorney-in-Fact

EXHIBIT INDEX

1.1	Form of Underwriting Agreement (1)

3.1	Amended and Restated Articles of Incorporation dated June 10, 2003, incorporated by reference to Exhibit 3.1 of Registrant’s Form 10-KSB for the year ended December 31, 2003

3.1(a)	Articles of Amendment to the Articles of Incorporation, incorporated by reference as Annex C to the Registrant’s definitive Proxy Statement dated February 23, 2007, and filed with the Commission on February 23, 2007

3.1(b)	Articles of Amendment to Articles of Incorporation, dated November 6, 2007 (5)

3.2	Bylaws, as amended March 2, 2004, incorporated by reference to Exhibit 3.2 of Registrant’s Form 10-KSB for the year ended December 31, 2003

5.1	Opinion of Jones & Keller, P.C. regarding the legality of the securities being registered (1)

10.15	Agreement and Plan of Merger dated September 14, 2006, among GeoResources, Inc., Southern Bay Energy Acquisition, LLC, Chandler Acquisition, LLC, Southern Bay Oil & Gas, L.P., Chandler Energy, LLC and PICA Energy, LLC (including Amendment No. 1 dated February 16, 2007). Incorporated by reference as Annex A to the Registrant’s Definitive Proxy Statement dated
February 23, 2007 and filed with the Commission on February 23, 2007

10.19	June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090 (3)

10.20	First Amendment to June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated November 10, 2003 (3)

10.21	Assignment and Assumption by Southern Bay Energy, L.L.C. of June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005 (3)

10.22	Unconditional Guaranty of June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005 (3)

10.23	Second Amendment to June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005 (3)

10.24	Third Amendment to June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 9, 2007 (3)

10.26	January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street Building, Suite 860, 475 17th Street, Denver, Colorado 80202 (3)

10.27	First Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated September 28, 2001 (3)

10.28	Second Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated October 23, 2002 (3)

10.29	Third Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated June 28, 2004 (3)

10.30	Credit Agreement dated September 26, 2007 between the Registrant and Wachovia Bank National Association (2)

10.31	Limited Partner Interest Purchase and Sale Agreement dated October 16, 2007 between the Registrant and TIFD III-X, LLC (2)

10.32	Amended and Restated Credit Agreement dated October 16, 2007 between the Registrant and Wachovia Bank National Association (2)

10.33	Amended and Restated Credit Agreement dated October 16, 2007 between the Registrant and Wachovia Bank National Association (2)

10.34	Form of Purchase Agreement (4)

10.35	Form of Warrant (4)

10.36	Form of Registration Rights Agreement (4)

10.37	Agreement of Limited Partnership for OKLA Energy Partners LP dated May 20, 2008 (5)

10.38	Lease Agreement by and between Southern Bay Energy, L.L.C. and Cypress Court Operating Associates, L.P. for office space at 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated September 25, 2008 (6)

10.39	Purchase and Sale Agreement between SBE Partners LP and Catena Oil and Gas LLC, dated May 29, 2009 (8)

10.40	Consent and Amendment No. 1 to Agreement of Limited Partnership of SBE Partners LP as of May 29, 2009 (8)

10.41	Second Amended and Restated Credit Agreement between the Registrant and Wachovia Bank, National Association as Administrative Agent dated July 13, 2009 (8)

10.42	Consent, Distribution Agreement, and Amendment No. 2 to Agreement of Limited Partnership of SBE Partners LP, dated August 31, 2009 (9)

14.1	Code of Business Conduct and Ethics adopted March 2, 2004, incorporated by reference to Exhibit 14.1 of Registrant’s Form 10-KSB for fiscal year ended December 31, 2003

21.1	Subsidiaries of the Registrant (3)

23.1	Consent of Grant Thornton LLP (1)

23.2	Consent of Cawley, Gillespie & Associates, Inc. (1)

23.3	Consent of Jones & Keller, P.C. (included in Exhibit 5.1 filed herewith)

24.1	Power of Attorney (included on signature page of initial filing on Form S-3 (File No.: 333-155681))

(1)	Filed herewith.
(2)	Filed with and incorporated by reference to the Registrant’s Form 10-QSB for the quarter ended September 30, 2007.
(3)	Filed with and incorporated by reference to the Registrant’s Form 10-QSB for the quarter ended June 30, 2007.
(4)	Filed with and incorporated by reference to the Registrant’s Form 8-K on June 11, 2008.
(5)	Filed with and incorporated by reference to the Registrant’s Form 10-KSB for the year ended December 31, 2007.
(6)	Filed with and incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 2008.
(7)	Filed with and incorporated by reference to the Registrant’s Form 10-Q for the quarter ended September 30, 2008.
(8)	Filed with and incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 2009.
(9)	Filed with and incorporated by reference to the Registrant’s Form 10-Q for the quarter ended September 30, 2009.